INTERNATIONAL TOWER HILL MINES LTD.

Suite 507 - 837 West Hastings Street

Vancouver, BC

V6C 3N6

NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general meeting of INTERNATIONAL TOWER HILL MINES LTD. (the "Company") will be held at Suite 507, 837 West Hastings Street, in the City of Vancouver, BC, on Tuesday, the 15th day of November, 2005 at the hour of 8:00 o'clock in the forenoon (Vancouver time) to transact the usual business of an annual general meeting and for the following purposes:

1.

TO receive and consider the Report of the Directors.

2.

TO receive and consider the audited financial statements of the Company for the fiscal year ending May 31, 2005, together with the auditor's report thereon.

3.

TO appoint MacKay LLP, Chartered Accountants, as the auditors of the Company until the next annual general meeting.

4.

TO authorize the directors to fix the remuneration to be paid to the auditor of the Company.

5.

TO elect the directors of the Company for the ensuing year.

6.

TO approve a special resolution to alter the Company’s authorized share capital to increase it from 20,000,000 common shares without par value to 500,000,000 common shares without par value.

7.

TO approve the implementation of a formal Stock Option Plan wherein the Company will grant options to its directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of the Company, the form of such Stock Option Plan which is more particularly described in the attached Information Circular.

8.

TO approve a special resolution to change the Company’s name from “International Tower Hill Mines Ltd.” to “PowerX Mines Inc.” or such other name as determined by the Board of Directors and is acceptable to the regulatory authorities.

9.

TO transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof.

Shareholders of the Company who are unable to attend the meeting in person are requested to complete, sign and date the enclosed Form of Proxy and to mail it or deposit it with Computershare Trust Company of Canada, Proxy Dept.  100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the meeting, a Form of Proxy must be received at the aforesaid addresses not less than 48 hours before the time set for the holding of the meeting or any adjournment thereof.

The Company has fixed the close of business on the 11th day of October, 2005 as the record date for the determination of shareholders who are entitled to receive notice of the annual general meeting of shareholders. The transfer books of the Company will not be closed.  Only shareholders of the Company of record as at that date are entitled to receive notice of and to vote at the meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 11th day of October, 2005.

By Order of the Board of

INTERNATIONAL TOWER HILL MINES LTD.

Per:

“Anton J. Drescher”

ANTON DRESCHER,

President